UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ( No Fee Required )

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ( No Fee Required )

For the transition period from ___________ to ________________

Commission file number 1-13647

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN
5330 East 31st Street
Tulsa, Oklahoma 74135
(Full Title and the Address of the Plan)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma 74135
(Name of Issuer of Securities held Pursuant to the Plan
and the Address of its Principal Executive Office)

REQUIRED INFORMATION

          The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) are included herein:

          1.           An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2003 and 2002.

          2.           An audited statement of changes in net assets available for benefits for the fiscal years ended December 31, 2003, 2002 and 2001.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001:

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-11

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003:

Schedule G - Schedule of Nonexempt Transactions	12

Schedule H Line 4i - Schedule of Assets Held for Investment Purposes at End of Year	13

SIGNATURES	14

INDEX TO EXHIBITS	15

     NOTE:  The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR
                2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
                Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.
Retirement Savings Plan
Tulsa, Oklahoma:

We have audited the accompanying statements of net assets available for benefits of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Tulsa, Oklahoma
June 25, 2004

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS

INVESTMENTS, at fair value	$59,849,491	$42,508,518

RECEIVABLES:
Contributions receivable - employers	65	68,187
Contributions receivable - participants	-	35,165
Accrued investment income	74,621	79,730
Due from brokers for securities sold	99,035	-

Total receivables	173,721	183,082

TOTAL ASSETS	60,023,212	42,691,600

LIABILITIES:
Due to brokers for securities purchased	60,691	-

NET ASSETS AVAILABLE FOR BENEFITS	$59,962,521	$42,691,600

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001

ADDITIONS TO NET ASSETS:
Contributions:
Participants	$6,199,728	$5,410,759	$6,361,964
Employers	4,108,202	3,434,024	2,873,223
Rollovers	155,951	190,806	309,853

	10,463,881	9,035,589	9,545,040
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	9,185,611	(5,412,401)	(3,766,280)
Interest and dividends	854,339	717,146	795,005

	10,039,950	(4,695,255)	(2,971,275)

Total additions	20,503,831	4,340,334	6,573,765

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	3,115,307	4,179,865	3,618,718
Administrative expenses	117,603	162,005	31,063

Total deductions	3,232,910	4,341,870	3,649,781

NET INCREASE (DECREASE)	17,270,921	(1,536)	2,923,984

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	42,691,600	42,693,136	39,769,152

End of year	$59,962,521	$42,691,600	$42,693,136

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.        PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (“the Plan”) is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. (“DTG”), DTG Operations, Inc. and subsidiaries, Thrifty, Inc. and subsidiaries, and Dollar Rent A Car, Inc. (collectively, the “Companies” or the “Employers”). All employees of the Companies, except for employees of foreign subsidiaries or nonresident alien employees, who have one year of service and have attained the age of 21 or older are generally eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description or the Plan Agreement for a more complete description of the Plan’s provisions. The terms used herein are as defined in the Plan document.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Bank of Oklahoma, N.A. (“Bank of Oklahoma” or the “Trustee”) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Participant Contributions - Participants may make elective contributions, through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants may direct the investment of all contributions in one or more investment funds.

Employers Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. During 2001, the Employers generally matched 75% up to 6% of the employee’s eligible compensation, subject to statutory limits, with one-third of the match being company stock. Effective January 1, 2002, the Companies suspended matching of employee contributions. However, due to improved operating performance, the Companies reinstated the matching provisions in December 2002 and retroactively matched 100% up to 6% of the employee’s eligible compensation with 50% in cash and 50% in company stock. In 2003, the Employers generally matched 100% up to 6% of the employee’s eligible compensation with 50% in cash and 50% in company stock.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employers’ matching contribution and an allocation of the Plan’s earnings based on units of participation, as defined in the Plan document. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant’s account.

Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employers’ contributions to their accounts and earnings thereon is at a rate of 20% for each completed year of service. However, upon retirement, death or disability, participants become fully vested in their accounts. Beginning January 1, 2003, as part of the implementation of a “safe harbor contribution,” the majority of the participants immediately vest in 100% of the employer contributions made after January 1, 2003.

Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts for purposes that qualify as hardships under Section 401(k) of the Internal Revenue Code. Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

Participants may obtain loans for a minimum of $1,000 from their accounts, subject to limitations as defined in the Plan document. Participant loans are evidenced by promissory notes, bear interest and are accounted for as investments by the Plan. Security for repayment of such loans consists of the vested portion of the participant’s account.

Upon termination of service, participants are entitled to receive a lump-sum distribution to the participant or elect a direct rollover to an Individual Retirement Account or another qualified plan for the benefit of the participant equal to the value of the vested portion of the participant’s account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.

Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers’ matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan’s administrative expenses. At December 31, 2003 and 2002, $55,843 and $143,116, respectively, of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are stated at estimated recoverable amounts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Options- The following description of the Plan’s investment options is for general purposes only. Participants should refer to the information provided by Bank of Oklahoma for a more complete description of the Plan’s investment options and their respective underlying investment vehicles and investment objectives. Participants can invest their contributions, Employers’ matching contributions and rollovers in whole percentages in the following:

•	Dreyfus Appreciation Fund which invests primarily in common stocks of U.S. and foreign companies.

•	SEI Prime Obligation Cash Fund which invests in short term money market instruments.

•	SEI Bond Index Fund which invests in debt obligations issued or guaranteed by the U.S. government, foreign sovereign governments, municipalities or international agencies and investment-grade debt obligations issued by U.S. corporations.

•	T. Rowe Price New Horizons Fund which invests in common stocks of small and mid-capitalization growth companies.

•	Dollar Thrifty Automotive Group, Inc. Stock Fund which invests in the common stock of Dollar Thrifty
Automotive Group, Inc. with a small portion (2% - 7%) held in cash to facilitate daily transfers.

•	Vanguard Institutional Index Fund which invests in common stocks that comprise the S&P 500 Index.

•	Putnam International Growth Fund which invests in a diversified portfolio of equity securities of companies located mainly outside the United States. This fund was an option through November 2003.

•	American Funds EuroPacific Growth Fund which invests in strong growing companies based primarily in
Europe and the Pacific Basin. This investment option became available to Plan participants in December
2003.

•	Dodge & Cox Balanced Fund which invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

•	Dodge & Cox Stock Fund which invests in a diversified portfolio of common stocks.

•	William Blair Value Discovery I Fund which invests in equity securities of small companies.

•	TCW Galileo Select Equities I Fund which invests in common stocks of larger, well-established companies.

Plan Administration Costs - Plan administration costs have been borne by the Companies, with the exception of $117,603, $162,005 and $31,063 in administrative expenses paid by the Plan from unallocated forfeitures in 2003, 2002 and 2001, respectively.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

2.        INVESTMENTS

The following table presents investments that represent five percent or more of the Plan's net assets:

	December 31, 2003		December 31, 2002

	Units, Shares		Units, Shares
	or Principal	Fair	or Principal	Fair
	Amount	Value	Amount	Value

Vanguard Institutional Index Fund	116,299	$11,836,942	105,110	$8,456,106
Dreyfus Appreciation Fund	223,578	8,303,684	205,489	6,411,260
Dodge & Cox Balanced Fund	91,595	6,690,113	73,213	4,447,710
SEI Prime Obligation Cash Fund	6,622,343	6,622,343	5,943,475	5,943,475
T. Rowe Price New Horizons Fund	266,216	6,602,158	209,616	3,481,721
Dollar Thrifty Automotive Group, Inc. Stock Fund	246,785	6,401,603	190,971	4,039,037
SEI Bond Index Fund	381,931	4,182,150	324,828	3,608,843
Participant loans	3,140,992	3,140,992	2,666,116	2,666,116

During the years ended December 31, 2003, 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:

	Years Ended December 31,

	2003	2002	2001

Registered investment companies	$7,902,090	$(6,256,527)	$(3,685,699)
DTG common stock	1,283,521	844,126	(80,581)

Net appreciation (depreciation) in fair value of investments	$9,185,611	$(5,412,401)	$(3,766,280)

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

During 2001, the one-third match by the Companies in stock was a nonparticipant-directed investment since the participant was unable to transfer this amount to other investment options. During 2001, the contributions were $988,431, the investment loss on these contributions was $104,147, and distributions were $50,969 for an ending nonparticipant-directed balance of $833,315. Effective in February 2002, participants were permitted to transfer this portion of the Companies’ matching contributions to any available investment option.

3.        TAX STATUS

The Plan obtained its latest determination letter on February 20, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan’s financial statements.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Employers’ matching contribution are generally not subject to Federal income tax when such contributions are credited to participant accounts. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

During 2003 and 2001, nonexempt prohibited transactions occurred which involved the submission of employee contributions to the Plan more than 15 business days following the end of the month in which the amounts were withheld from compensation. The necessary corrective actions have been taken, including filing of the appropriate forms with the IRS, and these transactions did not affect the tax-exempt status of the Plan.

4.        PLAN TERMINATION

Although they have not expressed any intent to do so, the Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law.

******

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE G - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

(c)
Description of
Transactions
Including
	(b)	Maturity Date,				(g)
	Relationship	Rate of				Expenses		(i)	(j)
(a)	to Plan,	Interest,				Incurred in	(h)	Current	Net Gain
Identity	Employer,	Collateral,	(d)	(e)	(f)	Connection	Cost	Value	or (Loss)
of Party	or Other	Par or	Purchase	Selling	Lease	With	of	of	on Each
Involved	Party-in-Interest	Maturity Value	Price	Price	Rental	Transaction	Asset	Asset	Transaction

Dollar Thrifty	Plan	Participant	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Automotive	Sponsor/	contributions
Group, Inc.	Plan	($9,851) not
	Administrator	deposited on
a timely
basis

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2003

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

*	Bank of Oklahoma, N.A.	American Performance Cash Management Fund,
		220,401 units	$220,401	$220,401
	Dreyfus Corporation	Dreyfus Appreciation Fund, 223,578 units	8,614,577	8,303,684
	SEI Corporation	SEI Prime Obligation Cash Fund, 6,622,343 units	6,622,343	6,622,343
	SEI Corporation	SEI Bond Index Portfolio, 381,931 units	4,162,601	4,182,150
	Vanguard Group	Vanguard Institutional Index Fund, 116,299 units	11,194,836	11,836,942
	T. Rowe Price Investment Services, Inc.	T. Rowe Price New Horizons Fund, 266,216 units	5,766,728	6,602,158
	American Funds Distributors, Inc.	American Funds EuroPacific Growth Fund,
		64,453 units	1,883,938	1,946,494
*	Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc. Stock Fund,
		246,785 shares	4,808,006	6,401,603
	Dodge & Cox	Dodge & Cox Balanced Fund, 91,595 units	5,816,271	6,690,113
	Dodge & Cox	Dodge & Cox Stock Fund, 18,270 units	1,754,191	2,078,760
	William Blair & Company	William Blair Value Discovery Fund, 52,669 units	986,251	1,198,750
	TCW Group	TCW Galileo Select Equities Fund, 36,050 units	550,846	625,101

			52,380,989	56,708,499

*	Plan participants	Participant loans (1)	3,140,992	3,140,992

	Total investments		$55,521,981	$59,849,491

*	Issuer is a party-in-interest to the Plan.

(1)	Individual participant loan balances are not separately disclosed because of the confidential nature of the loans and because participants are borrowing funds from their own vested accounts. Interest rates on the participant loans at December 31, 2003 range from 3.4% to 9.3% with maturities through
December 2018.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, Dollar Thrifty Automotive Group, Inc., as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. RETIREMENT SAVINGS PLAN

	By:	Dollar Thrifty Automotive Group, Inc.

June 25, 2004	By:	/s/ STEVEN B. HILDEBRAND
Steven B. Hildebrand
Senior Executive Vice President, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.22	Consent of Deloitte & Touche LLP regarding Registration Statement on Form S-8, Registration No. 333-89189